# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dawson Geophysical Company, CIK 0000799165
CUSIP: 239360100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 508 West Wall, Suite 800, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0001839882-23-028790
Filed by CIK 0001641792
Persons authorized to receive notices and communications: Brian Cross, Wilks Brothers, LLC, 17010 IH 20, Cisco, Texas (TX), 76437, (817) 850-3600

## Reporting persons
- Dan Wilks (CIK 0001641792): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 24,658,746; shared voting power 0; sole dispositive power 24,658,746; shared dispositive power 0; aggregate amount beneficially owned 24,658,746 (79.42% of the class)
- Staci Wilks (CIK 0001641796): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 349; sole dispositive power 0; shared dispositive power 349; aggregate amount beneficially owned 349 (0% of the class)
- Wilks Brothers, LLC (CIK 0001662888): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,658,746; sole dispositive power 0; shared dispositive power 24,658,746; aggregate amount beneficially owned 24,658,746 (79.42% of the class)
- Farris Wilks (CIK 0001641794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 24,658,746; sole dispositive power 0; shared dispositive power 24,658,746; aggregate amount beneficially owned 24,658,746 (79.42% of the class)
- WB Acquisitions Inc. (CIK 0001891025): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,547,010; sole dispositive power 0; shared dispositive power 15,547,010; aggregate amount beneficially owned 15,547,010 (50.07% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Dawson Geophysical Company
Address of issuer's principal executive offices: 508 West Wall, Suite 800, Midland, Texas (TX), 79701
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D originally filed by Dan Wilks, Staci Wilks, Wilks Brothers, LLC ("Wilks") and Farris Wilks with the Securities and Exchange Commission (the "SEC") on January 19, 2021, as amended by Amendment No. 1 thereto filed on October 25, 2021, Amendment No. 2 thereto filed on January 14, 2022, Amendment No. 3 thereto filed on January 28, 2022, Amendment No. 4 thereto filed on June 26, 2023, and Amendment No. 5 thereto filed on October 30, 2023 (collectively, the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share ("Common Stock"), of Dawson Geophysical Company (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Dan Wilks, Staci Wilks, Wilks, Farris Wilks, and WB Acquisitions Inc. (collectively, the "Reporting Persons").
Residence or business address:
Dan Wilks
17018 IH 20
Cisco, TX 76437

Staci Wilks
17018 IH 20
Cisco, TX 76437

Wilks Brothers, LLC
17018 IH 20
Cisco, TX 76437

Farris Wilks
17018 IH 20
Cisco, TX 76437

WB Acquisitions Inc.
17018 IH 20
Cisco, TX 76437
Present principal occupation or employment: The principal business of Wilks is investing in securities. Wilks is a manager-managed limited liability company. The principal occupation of Dan Wilks is self-employed investor. The principal occupation of Staci Wilks is self-employed investor. The principal occupation of Farris Wilks is self-employed investor. The principal business of WB Acquisitions Inc. is investing in securities in connection with the Offer.
Criminal convictions in the last five years: No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Dan Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Wilks is a limited liability company organized under the laws of the State of Texas.

Farris Wilks is a citizen of the United States of America.

WB Acquisitions Inc. is organized under the laws of the State of Delaware.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have had and intend to continue to engage in discussions with the Issuer with respect to one or more transactions involving assets owned by the Reporting Persons and/or certain of their affiliates, which may include, among other things, asset sales, a business combination transaction or other similar transactions. There is no guarantee that the Reporting Persons (or their applicable affiliates) and the Issuer will enter into a definitive agreement regarding any such a transaction, nor is there certainty as to the form or structure that any such transaction may take.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer's management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each Reporting Person's beneficial ownership of the Common Stock and percentage ownership as of the date of this Amendment is reflected on that Reporting Person's cover page, which is incorporated herein by reference. The percent of class stated therein for each Reporting Person is based on the 31,047,801 shares of Common Stock of Issuer issued and outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report filed with the SEC on August 13, 2025.

Wilks beneficially owns 24,658,746 shares of Common Stock, representing 79.42% of the issued and outstanding Common Stock, consisting of (i) 9,111,736 shares of Common Stock directly owned by Wilks and (ii) 15,547,010 shares of Common Stock directly owned by WB Acquisitions Inc. ("WBA"), which is a subsidiary of Wilks. If Wilks and WBA were deemed to be a group with Staci Wilks, such group would beneficially own 24,659,095 shares of Common Stock. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by each of Wilks and WBA.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Dan Wilks: /s/ Dan Wilks, Dan Wilks/ Self (10/29/2025)
- Staci Wilks: /s/ Staci Wilks, Staci Wilks/ Self (10/29/2025)
- Wilks Brothers, LLC: /s/ Dan Wilks, Dan Wilks /Manager (10/29/2025)
- Farris Wilks: /s/ Farris Wilks, Farris Wilks/Self (10/29/2025)
- WB Acquisitions Inc.: /s/ Dan Wilks, Dan Wilks /Authorized Signatory (10/29/2025)